FILE NO 69-280
FORM U-3A-2
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

Statement by
Northern New England Gas Corporation,
a duly organized and existing Vermont corporation
File No. 69-280

NORTHERN NEW ENGLAND GAS CORPORATION, a duly organized and existing Vermont corporation, hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This annual statement is being filed in connection with the ownership by Northern New England Gas Corporation (the "Company" or "NNEGC") and its wholly-owned subsidiaries, Vermont Gas Systems, Inc. ("VGS"), and Northern New England Investment Company, Inc. ("NNEIC) (see Application under Section 10 of the Public Utility Holding Company Act of 1935 by the Company on Form U-1, File No. 70-738331828, Administrative Proceeding No. 3-7097, and Holding Company Act Release No. 26170).

In support of the Company's claim for exemption, the following information is submitted.

1.

Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest. And:

2.

A brief description of the properties of the claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of the principal generation plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

NORTHERN NEW ENGLAND GAS CORPORATION
The Company was incorporated under the laws of the State of Vermont on October 1, 1983,

and has its principal executive office at 85 Swift Street, South Burlington, Vermont. NNEGC owns 100% of the issued and outstanding common stock of Vermont Gas Systems, Inc., which is a duly organized and existing Vermont public-utility corporation. NNEGC also owns 100% of the Northern New England Investment Company, Inc., which is a duly organized and existing Vermont corporation. As of September 30, 1998, NNEIC acquired 19.06% of the Portland Natural Gas Transmission System ("PNGTS"), a Maine general partnership, through a merger with Gaz Metro Portland Corporation. In June of 2001, NNEIC purchased an additional 1.60% of PNGTS in a cash transaction. In 2003, NNEIC purchased an additional 17.63% of PNGTS in two separate cash transactions in September and December. NNEIC's ownership in PNGTS as of December 31, 2003 totals 38.29%.

VERMONT GAS SYSTEMS, INC.

Vermont Gas Systems, Inc., a Vermont corporation, is the only public-utility subsidiary of Northern New England Gas Corporation. Vermont Gas Systems, Inc., is an entirely intrastate company that operates approximately 68 miles of transmission pipeline, including the main transmission pipeline from the international border between Canada and the United States to Burlington, Vermont, and approximately 517 miles of distribution pipeline. The transmission pipeline transports natural gas purchased by Vermont Gas Systems, Inc. All Vermont Gas System's natural gas is imported from Canada via the TransCanada Pipeline, under a combination of long-term and short-term supply contracts. Vermont Gas Systems does not hold any ownership in either the TransCanada Pipeline system or producing fields. Vermont Gas Systems owns and operates a propane air facility in Colchester, Vermont with an installed capacity of 6,580 mchd. The Company hereby files an updated map indicating the transmission and distribution system of Vermont Gas Systems, Inc. September 30, 1983.

3.	Vermont Gas Systems, Inc, made gas sales and purchases for the twelve months ended December 31, 2003, as follows:

(a)	Natural gas distributed at retail:

Utility Sales	Average
Vermont	Consumers	Mcf	Sales ($)

Residential	30,842	3,118,399	31,330,903

Commercial	4,600	2,757,235	22,069,772

Industrial	41	1,930,596	9,683,720

Total	35,483	7,806,230	63,084,395

(b)	There was no natural gas distributed at retail outside the State of Vermont .

(c)	There were 154,498 Mcf of natural gas sold at wholesale outside the State of Vermont or at the state line.

(d)	In calendar year 2003, Vermont Gas Systems, Inc., purchased 7,832,287 Mcf of natural gas all of which was imported from Canada.

4.

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

Northern New England Gas corporation has no direct or indirect interest in an EWG or foreign utility company.

A.

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

NONE

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held. NONE

C.

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

NONE

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period. NONE

E.

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

NONE

EXHIBIT A

Attached hereto and made a part hereof are the following exhibits:
1.

Consolidating statement of income and retained earnings of Northern New England Gas Corporation. The statement is based on the operating company's fiscal year ending September 30, 2003. The statement is audited by KPMG, LLP.

2.	Consolidating balance sheet of Northern New England Gas Corporation as of September 30, 2003. The balance sheet is audited by KPMG,LLP.

3.

Consolidating statement of cash flows of Northern New England Gas Corporation. The statement is based on the operating company's fiscal year ending September 30, 2003. The statement is audited by KPMG, LLP.

EXHIBIT B
Not currently applicable to the claimant
EXHIBIT C
Not currently applicable to the claimant

File No. 69-280
SIGNATURE PAGE --------------
Northern New England Gas Corporation, being the above-named claimant, has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of April 2004.

NORTHERN NEW ENGLAND GAS CORPORATION ----------------------------------- By: /s/Charles A. Farrington ------------------------ Charles A. Farrington Vice President

(Corporate Seal)

Attest:

/s/Russell A. Moore
- ---------------------
Russell A. Moore
Northern New England Gas Corporation

Notices and correspondence concerning this statement should be addressed:

Russell A. Moore
Northern New England Gas Corporation
P.O. Box 704
Burlington, VT 05402